China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province
China, 451191
Tel: (011) 86-371-62568634

August 17, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Tracey Houser

Re:	China Gerui Advanced Materials Group Limited
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 19, 2011
Form 6-K Filed May 23, 2011
File No. 1-34532

Dear Ms. Houser:

We hereby submit the responses of China Gerui Advanced Materials Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 1, 2011, providing the Staff’s comments with respect to the above referenced Form F-20 (the “Form 20-F”) and Form 6-K (the “Form 6-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 31

Liquidity and Capital Resources, page 38

1.
It appears to us that your cash management strategy has had a material impact on your operating results and liquidity and should be more thoroughly discussed in future filings. In this regard, it is not clear why you have decided to invest $186 million of your assets in cash and restricted cash given your return on these assets and why you have decided to carry $130 million of short-term notes payable and term loans given the related interest expense.  Please revise future filings to address the purpose of your cash reserves and to provide investors with disclosures that will enable them to better understand the financial statement impact and business reasons underlying your cash management strategy.  See Section 501.13A of the Financial Reporting Codification.  Please provide us with the disclosures that you intend to include in future filings.

Company Response:  In response to the Staff’s comment, we intend to provide disclosure in future filings in substantially the form that follows.  We may determine that additional or modified disclosure is appropriate in light of future unforeseen events or circumstances.  References to “20XX” are intended to be replaced with the appropriate years in the respective future filing.

During the fiscal years ended 20XX and 20XX, we maintained a substantial amount of restricted and unrestricted cash and also carried a substantial amount of notes payable and short-term loans.

We maintained this position for a number of reasons.  First, our cash reserve requirements are based on multiple variables.  These variables include availability of short-term bank facilities, overall monetary policy in China, overall U.S. capital market conditions and our stock price performance, economics of potential capital raising, forecasts of raw material price trends, expected quantity of raw material purchases, and our capital expenditure requirements.  In view of the general unavailability of long-term loan facilities and limited availability of short-term bank loan facilities in China for non-state-owned companies like ours, the weak state of the U.S. capital markets, the often-volatile prices of our principal raw material, i.e., hot rolled steel coil, our past expectation that our raw material purchases would generally increase to meet rising demand and to support our recently-added wide-strip cold rolled steel production capacity, the capital expenditure requirements of our on-going capacity expansion plan, and our expected acquisition activity and strategic partnership initiatives described below, we believe that our cash requirements have been substantial and may continue to be substantial in the near future.

Second, as we have determined that both our day-to-day and long-term cash reserve needs are substantial and that our cash reserves may by themselves be insufficient to meet them, we have determined that we must use available credit options.  As stated above, these are typically limited to notes payable and short-term loans.  Our notes payable are issued to our raw materials suppliers and the issuing banks in turn require that we maintain 50-100% of the principal amounts as restricted cash.  As a result, we have maintained a substantial amount of restricted cash on hand.

Third, a component of our growth strategy is to invest in or acquire businesses complementary to ours or to form strategic partnerships with industry leaders that will enable us, among other things, to expand the products we offer to our existing target customer base, and that will provide opportunities to expand into new markets.  As a result, we have maintained our cash balance in part to enable us to capitalize on attractive growth opportunities in this respect that we believe would enhance shareholder value.

Fourth, our substantial cash balance is partly a result of improvements in our inventory and credit management practices.

Consolidated Statements of Cash Flows, page F-6

2.
Please explain to us how you determine the effect on change of exchange rates on cash as presented in your statements of cash flows, including why the impact was positive in 2010 based on the decline in year-end exchanges rates from December 31, 2009 to December 31, 2010 as noted in your accounting policy disclosures.

Company Response:  The Company’s subsidiary, Henan Green Complex Materials Co., Ltd. (“Henan Green”), holds cash in Chinese Renminbi (RMB). As disclosed on page F-10 of the Form 20-F, the year-end rates for December 31, 2010 and 2009 of RMB to one U.S. dollar were 6.6000 and 6.8270, respectively.  Due to this appreciation of RMB against the U.S. dollar and non-current assets amounting to $101.1 million held by Henan Green as of December 31, 2010 as disclosed on page F-3 of the Form 20-F, we determined that the effect of exchange rates on cash was approximately positive $3.5 million from December 31, 2009 to December 31, 2010.

3.  Basis of Presentation and Summary of Significant Accounting Policies, page F-9

(b) Foreign currency translation, page F-10

3.
We note your response to comment 9 in our letter dated June 27, 2011 including your statement that the Company uses the US dollar for “financial reporting purposes”.  In addition to disclosing the functional currencies of Wealth Rainbow and Henan Green in future filings, please also disclose, and tell us supplementally, the functional currency of China Gerui, the parent company and registrant.

Company Response: The functional currency of China Gerui is the U.S. dollar.  Further to our previous response, we will ensure that future filings disclose this information.

(h) Impairment of long-lived assets, page 12

4.
We note your response to comment 10 in our letter dated June 27, 2011, where you note that you evaluate your long-lived assets for impairment at the entity level.  Please provide us with a comprehensive explanation of how you determined that the entity level represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.  In this regard, the disclosures in your Form 20-F appear to reference multiple facilities and/or multiple production lines for at least two different types of products - steel processing and chromium-plating. Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Company Response: Our only operating entity, Henan Green, produces our products and contains all production facilities and equipment at one location in Zhengzhou, China.  The Company’s sole product line is high-end cold-rolled steel processing.  We offer chromium-plating as an enhancement to this product line and we do not offer chromium-plating as a standalone service.  As a result, we have determined that our impairment review is appropriately evaluated at the entity level.

(j) Revenue recognition, page F-13

5.
We note your response to comment 11 in our letter dated June 27, 2011 including your statement that you typically recognize revenue “upon the transfer of finished products to customers at our facilities”.  We also note your revenue recognition policy states that you recognize revenue “when products have been delivered to the buyer”.  Please reconcile these statements and, if necessary, clarify your disclosures in future filings.  Please specifically tell us if you engage in bill and hold arrangements.  If you do, please revise future filings to disclose, and tell us supplementally, the impact of such arrangements during each period presented and your basis for determining that your revenue recognition policy for such arrangements is appropriate and complies with SAB Topic 13.

Company Response:  We recognize revenue when products have been delivered to the customer.  For this purpose, we define “delivery” as the “transfer of finished products to customers at our facilities.”   We do not engage in bill and hold arrangements.  We will ensure that future filings disclose this information.

15. Stockholders’ Equity, page F-22

6.
We note your response to comment 14 in our letter dated June 27, 2011.  While we understand that the public warrants expired on March 21, 2011, it remains unclear how you determined that equity classification of the public warrants and underwriter warrants at the time of issuance was appropriate based on the disclosures currently provided in your fiscal year 2010 Form 20-F.  As previously requested, please provide us with your analysis of your consideration of the relevant accounting guidance for these warrants at the time of issuance that resulted in your determination that equity classification was appropriate.  Please ensure that you provide us the specific reference to the accounting literature you considered in your analysis and the specific reference to the accounting literature that supports your accounting.  Please refer to ASC 815-40-15 for guidance.

Company Response:  In reference to the conditions under ASC 815-40-15 in determining the equity classification of the warrants, we have performed the following analysis: The public warrants were exercisable upon their initial issuance in connection with our merger with China Opportunity Acquisition Corp. (“COAC”) on March 17, 2009, our underwriter warrants were exercisable as of August 9, 2010, and both warrants were exercisable at a fixed price, and therefore meet the criteria for being deemed indexed to our ordinary shares. The warrants were convertible into ordinary shares and there were sufficient authorized, unissued shares to meet this outstanding commitment.  The conversion provision specified the number of ordinary shares into which the warrants could be converted.  There were no required cash settlements under the warrants to any counterparty in case of the Company’s failure to make timely filings with the Commission.  There were also no provisions in the warrants that indicated that the counterparty (i.e. the public and the underwriter) would have rights greater than those of the Company’s shareholders.  Further, there was no requirement under the warrants for any collateral posting for any reason.  After reviewing the aforementioned conditions, in the Company’s point of view, the warrants should be classified as a contract in equity.

7.
We note your response to comment 15 in our letter dated June 27, 2011.  Please confirm to us that you will provide disclosures similar to your response in future filings regarding the statutory surplus reserve.  Please ensure that you revise your disclosure that states the statutory surplus reserve is 50% of stockholders' equity to clarify that the reserve is 50% of registered capital.  Also, please provide investors with a rollforward of your registered capital in future filings.

Company Response:  We confirm and will ensure that we will provide disclosures similar to our response in future filings regarding the statutory surplus reserve of Henan Green, and revise our disclosure to clarify that the reserve is 50% of registered capital.  We will further ensure that future filings will provide updated disclosure with respect to the registered capital of Henan Green.

Specifically, in future filings, we intend to provide the information below regarding the statutory surplus reserves of Henan Green:

	Statutory reserves	Registered capital	% reached
At December 31, 20XX	XX	XX	X%
Increase in registered capital	-	X
Statutory surplus reserves
transferred from net profits	X	-
At XXXXX, 20XX	XXX	XXX	X%

Form 6-K Filed May 23, 2011

8.
We note your response to comment 18 in our letter dated June 27, 2011.  It is not clear to us how ASC 450 supports your accounting for the payment you made upon the exercise of 75% of the public warrants.  Please more fully explain to us the transaction that resulted in this potential payment, the underlying reasons why you agreed to the potential payment, the identity and relationships of the parties who received the payment and a reference to the specific accounting literature that supports your accounting.  Also, it is us not clear to us if this potential payment was disclosed in your fiscal year 2010 Form 20-F.  If it was not disclosed, please explain to us how you determined that disclosure was not required.

Company Response:  Our prospectus dated November 9, 2009 disclosed the transaction that resulted in the potential payment.  On p. 86, we stated, “Oasis Green Investments Limited and Plumpton Group Limited are also entitled under the Merger Agreement [as defined therein] to receive an aggregate of $5 million in the event that at least 75% of our outstanding warrants are exercised at an exercise price not less than $5.00 per share.  In such an event, we would receive approximately at least $64.8 million and we would be obligated to pay $5 million in the aggregate to Oasis Green Investments Limited, which is owned by Ms. Yuying Lu, the daughter of our Chairman and CEO, Mr. Mingwang Lu, and Plumpton Group Limited, one of our Original Shareholders [as defined therein].” During our fiscal quarter ended March 31, 2011, at least 75% of our public warrants were exercised.  Oasis Green Investments Limited (“Oasis”) and Plumpton Group Limited (“Plumpton”, and together with Oasis, the “Shareholders”) therefore received the above payments, with Oasis receiving $1.5 million and Plumpton receiving $3.5 million pursuant to Section 1.15 and Schedule 1.15 of the Agreement of Merger and Plan of Reorganization by and among China Opportunity Acquisition Corp. (“COAC”), the Company, Wealth Rainbow, Henan Green, and the shareholders of the Company, dated as of November 12, 2008 (the “Merger Agreement”), filed with the Commission on November 12, 2008 as Annex A to our proxy statement/prospectus dated February 17, 2009.  We also recognized and accrued $700,000 in fees and expenses payable to certain professional service providers that assisted with the warrant exercises.  We agreed to the payment obligation under the Merger Agreement as an incentive to the Shareholders to execute the Merger Agreement and approve the related merger between us and COAC.

Subsequent to the filing of the Form 20-F, we determined that as of March 2011 we were obligated with a sufficient degree of certainty to make the aforementioned $5.7 million in payments within a twelve-month period, and that such certainty preceded the filing of the Form 20-F on April 7, 2011. A provision for such payments was not recorded in our financial statements for the fiscal year ended December 31, 2010 that were filed with the Form 20-F under the guidance of ASC 450-10.  Since then, we have made provision for such payments in our financial statements for the fiscal quarter ended March 31, 2011 that were publicly released on May 10, 2011 and filed with the Commission on May 23, 2011.

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Joseph R. Tiano, Jr., Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8233.

Sincerely, CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

By:	/s/ Mingwang Lu
Mingwang Lu
Chairman and Chief Executive Officer